Filer: ING Groep N.V.
                                        Subject: ReliaStar Financial Corporation
                                                    Subject File Number: 1-10640



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CONFIDENCE.

          EVERYONE'S TELLING YOU HOW THEY CAN "THINK OUTSIDE THE BOX."
                                 WE DON'T EVEN
                                 WORK IN A BOX.



A HEADQUARTERS FOR FINANCIAL SERVICES.
THE ADVANTAGES THAT COME NATURALLY FROM THINKING DIFFERENT.

For personal and corporate needs, our way of looking at things tends to create new and effective ideas that work. As one of the largest integrated financial services companies in the world, with over $450 billion in total assets, $50 billion in market cap and 90,000 employees, we have the confidence to be different from the rest. Today, over 25 companies across North and South America are aligned under the ING Group brand -- ready access to a wide range of insurance, banking and asset management products and services.

This range of integrated financial services is enhanced by our recent announcement that ReliaStar Financial Corp. will be joining the ING Group of worldwide financial services companies. This union doubles the size of the ING presence in the United States, ensuring continued growth, competitiveness and confidence in the financial services market and in the communities in which we live.

THE CONFIDENCE TO PUT YOU FIRST.

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
In the Americas . . .         ING Financial Services of NY       ING Security Life
ING Advisors Network          ING Funds                          ING Seguros
ING Asset Management          ING Halifax                        ING Southland Life
ING Bank of Canada            ING Institutional Markets          ING United Life
ING Bank of Montevideo        ING Insurance                      ING USG Annuity
ING Barings                   ING Life of Georgia                ING Variable Annuities
ING Commerce Group            ING Novex                          ING Vida
ING Direct                    ING Reinsurance                    ING Wellington
ING Equitable Life            ING Risk Management                ING Western Union
ING Fatum                     (Bermuda) LTD.                     . . . and in nearly 60 other countries worldwide

1-800-465-3330       www.ingamericas.com          NYSE:ING

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ING and ReliaStar will be filing a joint proxy  statement/prospectus  and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT
PROXY  STATEMENT/PROSPECTUS  AND ANY OTHER  RELEVANT  DOCUMENTS  TO BE FILED WITH THE SEC,  BECAUSE  THEY CONTAIN
IMPORTANT  INFORMATION.  Investors  will be able to obtain  the  documents  free of charge at the SEC's  website,
www.sec.gov.  In addition,  documents  filed with the SEC by ReliaStar  will be available free of charge from the
Secretary of ReliaStar at 20 Washington Avenue South, Minneapolis, MN 55401, Telephone (612) 372-5432.  Documents
filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan
2631, 1077 ZZ Amsterdam, P.O. Box 810, 1000 Av. Amsterdam, The Netherlands 31-20-541-5462.  PLEASE READ THE JOINT
PROXY  STATEMENT/PROSPECTUS  CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. ReliaStar and its board of directors will be soliciting  proxies from  ReliaStar  stockholders  in favor of the merger.  YOU CAN OBTAIN MORE
INFORMATION ABOUT RELIASTAR'S  DIRECTORS AND OFFICERS AND THEIR BENEFICIAL  INTERESTS IN RELIASTAR'S COMMON STOCK
FROM THE SEC'S WEBSITE, www.sec.gov, AND RELIASTAR'S WEBSITE, www.reliastar.com.
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
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